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                           December 2, 2020

       Evan Stolove
       Senior Vice President and General Counsel
       Genworth Mortgage Holdings, Inc.
       8325 Six Forks Road
       Raleigh, NC 27615

                                                        Re: Genworth Mortgage
Holdings, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
19, 2020
                                                            CIK No. 0001823529

       Dear Mr. Stolove:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Investment Portfolio, page 135

   1. Refer to your response to comment 8. Please disclose the material terms of your investment management
agreement with your parent, including the compensation
                                                        structure for
investment management services.
 Evan Stolove
FirstName LastNameEvan   Stolove
Genworth Mortgage   Holdings, Inc.
Comapany2,
December  NameGenworth
             2020         Mortgage Holdings, Inc.
December
Page 2    2, 2020 Page 2
FirstName LastName
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Michael Schiavone